Exhibit 4

DESCRIPTION OF REGISTRANT’S SECURITIES

We (the “Corporation”) have an authorized capital of 510,000,000 shares divided into 50,000,000 shares of common stock with a par value of $0.000001 per share and 10,000,000 shares of preferred stock with a par value of $0.000001.

Common Stock

Each share is entitled to one vote at all meetings of shareholders. No shareholder of the Corporation shall be entitled to a preemptive or preferential right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures or other securities convertible into or carry options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares; and no shareholder shall have cumulative voting rights.

Notwithstanding any provision of the Certificate of Incorporation to the contrary, the affirmative vote of a majority of all votes entitled to be cast on the subject matter shall be sufficient, valid and effective, after due authorization, approval or advice of such actions by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i)         any amendment of this Certificate of Incorporation;

(ii)	the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii)	the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation, including its goodwill and franchises;

(iv)	the participation by the Corporation in a share exchange (as defined in the Delaware General Corporation Law); and

(v)	the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings related to the Corporation.

Preferred Stock

The Corporation has established 10,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock shares shall have superiority voting rights equal to 1,000 votes per share. In the event that such votes do not total 51% of all votes, than regardless of the provisions of this paragraph, in any such case, the votes cast by Series A Preferred stock shall be equal to 51% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders. Furthermore, the holders of Series A Preferred Stock have the right to the majority of the Directors to the Board of the Company and to further amend the Certificate of Incorporation to ensure the furtherance of the Company and its operations.

No shares of Series A Preferred Stock are issued or outstanding.